

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 30, 2017

Via E-mail
Ira Hernowitz
Chief Executive Officer
Kindara Inc.
Box 380
1630 30th Street Unit A
Boulder, CO 80301

> **Re:**   **Kindara Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 18, 2017**
> **File No. 024-10709**

Dear Mr. Hernowitz:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2017 letter.

Risk Factors, page 7

1.   Add appropriate risk factors regarding the agreements to which investors must become a party in order to invest in your offering. As examples only, we note the arbitration and loser pays clauses, the waiver and release in exhibit 4, waiver of counsel conflicts, stockholder liability for misrepresentations of the issuer, and restrictions on transfer resulting from the market stand-off provision, restrictive legends, required counsel opinion, requirement that transferees enter restrictive agreements, and prohibited transferees. Ensure that each risk factor adequately summarizes the risks. For example, if true, ensure that the appropriate risk factor regarding indemnification obligations states

clearly (1) the unlimited nature of the investor's potential liability and (2) that potential liability continues after the investor disposes of the securities. Also, if the Investment Management Agreement's grant to the underwriter of "every right, power and authority" includes the right to sell the securities or enter into additional agreements governing the securities, explain the implications in appropriate risk factors.

Use of Proceeds the Issuer, page 12

2.   Please tell us whether any proceeds can be used to repay the related person obligations mentioned in schedule 2.11 of exhibit 6.2. Also provide us your analysis of why disclosure of the related person transactions mentioned in that schedule need not be described in your offering circular given Form 1-A Part II Item 13.

Intellectual Property, page 19

3.   We note your response to prior comment 4; tell us whether the disclosure under the heading "License Fee" in exhibit 6.7 means that failure to pay the required royalties will result in your losing the rights to manufacture your product. If so, please add risk factor disclosure. Also, tell us what intellectual property you need to acquire as mentioned in the first sentence of section 2.8 of exhibit 6.2.

Securities Being Offered, page 26

4.   Revise your description of the offered securities to explain clearly how it is materially affected by your charter and the agreements to which investors must become a party in order to invest in your offering. As examples only, we note the mandatory redemption, the right of common stockholders as a separate class to elect a director and how that right is affected by the Investment Management Agreement, the exclusive forum, the enhanced rights of "Major Investors," and the irrevocable proxy and power of attorney granted to your president. Also, tell us what factors the Manager will consider when exercising its powers under the Investment Management Agreement, and disclose when and how investors will know about the actions of the Manager.

5.   After you address the issues above, we may have further comments, including comments regarding the Investment Advisers Act of 1940.

Rights and Preferences, page 28

6.   Reconcile your disclosure that the majority of all classes of preferred stock voting as a class can cause mandatory conversion with section 5.1(b) of your Certificate of Incorporation which indicates that only the Series Seed II Preferred Stock votes on the issue.

Investment Management Agreement, page 29

7.   We note your disclosure that there are no additional fees to the investor as a result of this agreement. However, we also note that section 6 appears to provide for additional fees if approved by a majority of shareholders and that section 3 appears to permit the Manager to vote the securities. Please clarify your disclosure.

Exhibits

8.   File the employment agreements, the Founder Stock Restriction Agreement, and revolving note mentioned in exhibit 6.2.

Exhibit 12

9.   Please file an opinion that addresses the common stock underlying the preferred stock.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

                                                        Sincerely,

                                                        /s/ Russell Mancuso

                                                        Russell Mancuso
                                                        Branch Chief
                                                        Office of Electronics and Machinery

cc: Sara Hanks
        KHLK LLP